Exhibit 99.1

Decent Holding Inc. Announces 1-for-25 Reverse Share Split Effective March 16, 2026

YANTAI, China, March 12, 2026 (GLOBE NEWSWIRE) – Decent Holding Inc. (NASDAQ: DXST) (“Decent” or “we,” “our,” or the “Company”), an established wastewater treatment services provider in China, today announced that on February 25, 2026, its board of directors approved a reverse split of its Class A ordinary shares and Class B ordinary shares on a one-for-twenty-five basis (the “Reverse Share Split”). The Company’s Class A Ordinary Shares will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on a post-split basis on March 16, 2026 under the symbol “DXST” under a new CUSIP number – G2748R205.

As a result of the Reverse Share Split, each twenty-five (25) issued and outstanding Class A ordinary shares will be combined into one (1) Class A ordinary share and each twenty-five (25) issued and outstanding Class B ordinary shares will be combined into one (1) Class B ordinary share, automatically and without any action by shareholders. The reverse split will result in a proportional increase in par value from US$0.0001 per share to US$0.0025 per share and an adjustment of the Company’s authorized share capital to US$50,000 divided into (a) 19,800,000 Class A ordinary shares with a par value of US$0.0025 each and (b) 200,000 Class B ordinary shares with a par value of US$0.0025 each. After giving effect to the Reverse Share Split, the Company expects to have approximately 1,615,103 Class A ordinary shares and 200,000 Class B ordinary shares issued and outstanding. The Reverse Share Split is intended to increase the market price per share of the Company’s Class A ordinary shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would be entitled to a fractional share as a result of the Reverse Share Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Share Split was approved by a vote of the Company’s shareholders at its extraordinary meeting of shareholders held on February 23, 2026.

The Company’s transfer agent, Transhare Corporation, will act as the exchange agent. Adjustments made to Class A ordinary shares and Class B ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Transhare Corporation for further information at (303) 662-1112.

About Decent Holding Inc.

Decent Holding Inc. specializes in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s operating subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. For more information, please visit: https://ir.dxshengtai.com.

Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)